Mail Stop 6010                                                December 29, 2009


Dr. Ahmad Doroudian
President, Chief Executive Officer, Chief
Financial Officer, Principal Accounting Officer
And Director
Neurokine Pharmaceuticals, Inc.
1275 West 6th Avenue
Vancouver, British Columbia, Canada V6H 1A6

        **Re:    Neurokine Pharmaceuticals, Inc.**
                **Amendment Number One to Form S-1**
                **Filed December 3, 2009**
                **File No. 333-161157**

Dear Dr. Doroudian:

        We have reviewed your filing and have the following comments.  Where indicated, we
think you should revise your document in response to these comments.  If you disagree, we will
consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you
to provide us with information so we may better understand your disclosure.  After reviewing this
information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance
with the applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects.  We welcome any questions you may have
about our comments or any other aspect of our review.  Feel free to call us at the telephone
numbers listed at the end of this letter.

Cover Page

1.  We note your response to comment 3.  Our comment was prompted by the statement on
    page 27 of your initial filing "We do not currently meet the existing requirements to be
    quoted on the OTC Bulletin Board, and we cannot assure you that we will ever meet these
    requirements."  Your revised disclosure appears to indicate that you have met all FINRA
    requirements except SEC effectiveness of the registration statement.  If this is accurate,
    please provide FINRA confirmation that FINRA has granted approval of your Form 211
    Listing application subject to SEC effectiveness of the registration statement.  Alternatively,
    revise your document to clarify that you have filed a Form 211 Listing application and you

cannot obtain listing on the OTC BB until the application is approved and the registration statement is declared effective by the SEC.

2. Additionally, revise your statement that the process usually takes at least 60 days to clarify that the Form 211 Listing Application might not be approved at all.

Financial Summary Information, page 6

3. We note the revisions made in the audited financial statement in response to our prior comment number 80. Please ensure that all share and net loss per share information throughout the document retroactively present the changes that have occurred as a result of the stock split. We note the net loss per share on presented in the table here does not appear to reflect the effect of the stock split.

If we fail to comply with our obligations under our non-exclusive License Agreement …, page 14

4. We note your response to comment 26. Your risk factor discussion does not discuss Global Laboratories' ability to license the same intellectual property to your competitors for similar purposes. Please either revise the risk factor to discuss this possibility or confirm that Global Laboratories cannot license the intellectual property to your competitors for the same purpose.

Description of Business, page 27

5. We note your response to comment 43. Your initial registration statement identified NK-003 as one of three promising products. Given the limited number of product candidates in clinical trials, it appears that NK-003 is material. Please revise to restore the discussion of NK-003 and respond to comments 42 – 47 or provide an analysis supporting your determination that this product candidate is not material to your business.

Management's Discussion and Analysis of Financial Position and Results of Operations, page 61

Liquidity and Capital Resources, page 63

6. We have reviewed your revised disclosure in response to our prior comment number 64 and have the following comments:

   a. As previously requested in part b, please revise your disclosure to disclose the costs incurred during each period presented in the filing and to date on the project. The current disclosure is absent as to that fact.
   b. As previously requested in part e, please revise your disclosure to disclose the consequences to operations, financial position and liquidity if the research and development projects are not completed timely; and finally
   c. As previously requested in part f of our comment, please disclose the period in which material net cash inflows from significant projects are expected to commence.

Financial Statements, page F-1

Years Ended January 31, 2009 and 2008, page 81

Report of Independent Registered Public Accounting Firm, page F-1

7. Please refer to your response to our prior comment number 75. In your response you state "the process is currently being conducted". Please tell us the following:

   a. Clarify in your response whether an outside consultant has been formally engaged to conduct the review; if so, tell us whether has the consultant begun the review; how far along the consultant is in completing the review; the expected completion date; and expected date for consultant to issue report to OCA. If no outside consultant has been engaged, please tell us when you intend to do so.

   Additionally, please note that we may be unable to declare your registration statement effective until this process is complete.

Balance Sheets, page F-2

8. Please correct the number of shares authorized reflected on your balance sheets here and on page F-2.

3. Intangible Assets, page F-10

9. Please refer to your response to our prior comment number 77. It is still unclear what the rights to certain licenses you acquired and why recording an asset rather than research and development expense is appropriate. Refer to paragraph 11c of FAS 2. Please tell us and revise your disclosure to clarify this fact. Additionally, please revise your disclosure to include the information provided in your response. Lastly, please clarify how management determined the amortization period. A useful life of 15 years seems lengthy for a research and development related asset.

Exhibit 10.8

10. We note you have deleted the protocol from Appendix 2 and the Budget, Payment Schedules, and Target Milestones from Appendix 3. If you wish to request confidential treatment for portions of the exhibit, please refer to the procedures outlined in Staff Legal Bulletin No. 1 (February 28, 1997) and Staff Legal Bulletin No. 1A (July 11, 2001.)

*       *       *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your exhibits, amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement.  Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.  Please provide this request at least two business days in advance of the requested effective date.

You may contact Tabatha Akins at (202) 551-3658 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters.  Please contact John Krug, Senior Counsel, at (202) 551-3862, Daniel Greenspan, Special Counsel, at (202) 551-3623, Suzanne Hayes, Branch Chief, at (202) 551- 3675, or me at (202) 551-3715 with any other questions.

Sincerely,


Jeffrey Riedler
Assistant Director


cc:    Robert Gallettti, Esq.
       c/o Bacchus Law Corporation
       925 West Georgia Street, Suite 1820
       Vancouver, British Columbia, Canada V6C 3L2